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NOV 25 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/28/18 (MM/DD/YY) AND ENDING 09/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William Hood & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 11th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg — 212-220-2729
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2MS

OATH OR AFFIRMATION

I, William Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Hood & Company LLC, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ROBERT F. HOFFMAN STATE OF NEW YORK NOTARY PUBLIC Qualified in NEW YORK County 01HO6365119 MY COMMISSION EXPIRES 02/27/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William Hood & Company, LLC

Report on Audit of Financial Statements and Supplementary Information

For the Period August 28, 2018 (date of approval) through September 30, 2019

William Hood & Company, LLC

For the Period August 28, 2018 (date of approval) through September 30, 2019

Contents

Financial Statements

Supplementary Information

MAZARS

Report of Independent Registered Public Accounting Firm

To the Management of
William Hood & Company, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of William Hood & Company, LLC, (the "Company"), as of September 30, 2019, and the related statements of income, cash flows, and changes in Member's equity, for the period August 28, 2018 (date of approval) through September 30, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of September 30, 2019, and the results of its operations and its cash flows for the period August 28, 2018 through September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Mazars USA LLP

New York, NY
November 18, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

William Hood & Company, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of September 30, 2019

ASSETS		
Cash	$	3,242,947
Restricted cash		86,332
Accounts receivable		5,128
Prepaid expenses		11,465
TOTAL ASSETS	$	3,345,872
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Deferred revenue	$	307,500
Accounts payable and accrued expenses		86,906
TOTAL LIABILITIES	$	394,406
MEMBER'S EQUITY		2,951,466
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,345,872

See Notes to Financial Statements.

William Hood & Company, LLC

Statement of Income

For the Period August 28, 2018 (date of approval) through September 30, 2019

REVENUE:		
Investment Banking Income	$	6,073,205
Interest Income		12,952
Total Revenue	$	6,086,157
OPERATING EXPENSES:		
Compensation expense and related costs		1,724,651
Travel and entertainment expense		222,697
Professional fees		213,777
Rent expense		140,447
Other expenses		147,190
Commission expense		124,000
Insurance expense		58,194
Marketing expense		46,599
Equipment expense		31,674
Regulatory expense		19,993
Total Expenses		2,729,222
NET INCOME		3,356,935

See Notes to Financial Statements.

William Hood & Company, LLC

Statement of Changes in Member's Equity

For the Period August 28, 2018 (date of approval) through September 30, 2019

MEMBER'S EQUITY, AUGUST 28, 2018	$	759,531
Member's Distributions		(1,165,000)
Net income		3,356,935
MEMBER'S EQUITY, SEPTEMBER 30, 2019	$	2,951,466

See Notes to Financial Statements.

William Hood & Company, LLC

Statement of Cash Flows

For the Period August 28, 2018 (date of approval) through September 30, 2019

OPERATING ACTIVITIES:		
Net income	$	3,356,935
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in operating assets:		
Increase in accounts receivable		(5,128)
Increase in prepaid assets		(11,465)
Decrease in other assets		386
Net change in operating liabilities:		
Increase in deferred revenue		307,500
Increase in accounts payable and accrued expenses		58,817
Net Cash Provided by Operating Activities		3,707,045
FINANCING ACTIVITIES:		
Member's distributions		(1,165,000)
Net Cash Used in Financing Activities		(1,165,000)
NET INCREASE IN CASH		2,542,045
CASH AT BEGINNING OF YEAR		787,234
CASH AT END OF YEAR	$	3,329,279
CASH CONSISTS OF:		
Cash	$	3,242,947
Restricted Cash		86,332
Total Cash	$	3,329,279

See Notes to Financial Statements.

1. Organization and Nature of Business

William Hood & Company, LLC (the "LLC") was approved for FINRA membership on August 28, 2018. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The LLC's primary business activity is to facilitate the private placement of securities. The Company facilitates all securities activities from its office at 555 Madison Avenue, 11th Floor, New York, New York.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in a checking account, savings account and money market account held at financial institutions.

Revenue recognition - The LLC's investment banking income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

Investment banking fees are earned for achieving various fundraising objectives. Investment banking fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. When a retainer is collected it is generally deferred until performance obligations have been fulfilled under the contract.

The LLC recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. Under FASB Topic 606, the LLC's primary sources of revenue, which are investment banking fees, are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is terminated.

Disaggregation of Revenue

Disaggregation of the Company's revenue by major sources for the year ending September 30, 2019 is as follows:

Revenue Stream	Total Revenue
Investment Banking Income	$6,073,205
Interest Income	$12,952

The receivable balance on contracted assets as of August 28, 2018 (date of approval) was $0. The receivable balance on contracted assets as of September 30, 2019 was $5,128.

2. Significant Accounting Policies (Continued)

Income taxes – The LLC is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the LLC. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member.

Uncertain tax positions - The LLC has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position").* This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of September 30, 2019, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable - Receivables arise when the LLC has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received.

3. Net Capital Requirements

The LLC is a registered broker dealer, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is exempt from the requirements of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") since the LLC does not take custody of any customer funds or securities. The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations. At September 30, 2019, the LLC had net capital of $2,848,541 which was $2,822,247 in excess of its required net capital of $26,294. The LLC's ratio of aggregate indebtedness to net capital was 14%.

4. Concentrations of Credit Risk

Cash - The Company maintains principally all cash balances in two financial institutions which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. As of September 30, 2019, the amount in excess of insured limits of $250,000 was $2,957,887.

Revenue - For the year ended September 30, 2019, 93% of gross revenues was derived from four customers.

5. Subsequent Events
The Company has evaluated events and transactions that occurred between October 1, 2019 and November 18, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement.

6. Lease Accouning - ASC 842

In connection with new FASB Standard 842 regarding leases, which is effective for fiscal years beginning after December 15, 2018, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of October 1, 2019, the Company will record a right to use asset in the amount of $724,431, which will be offset by a liability in the amount of $724,431. There will be no material impact to the Company's net capital, as the right of use asset will be allowable to the extent there is an offsetting lease obligation.

7. Commitments and Contingencies

Guaranteed Bonus - The LLC is contractually obligated to pay bonuses to certain representatives, totaling $40,000.

Office Leases - The Company entered into an agreement to lease office space in New York City, NY beginning October 16, 2018 and ending August 31, 2025.

The minimum base rental commitments under this lease at September 30, 2019, are as follows:

Year Ending September 30,		
2020	$	132,948
2021	$	136,936
2022	$	141,044
2023	$	145,276
2024	$	149,634
2025	$	154,123
Total	$	859,961

The lease is secured by an irrevocable letter of credit in the amount of $86,050.

8. Restricted Cash

The Company has cash at a bank totaling $86,332, that is securing an irrevocable letter of credit in favor the landlord.

9. Reimbursed Expense

In the course of providing investment banking services to its clients, the LLC incurs costs primarily related to travel and entertainment for which it gets reimbursed from its clients. Reimbursed expenses in the amount of $140,192 are presented net of the statement of income.

William Hood & Company, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Period August 28, 2018 (date of approval) through September 30, 2019
Schedule I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	2,951,466
DEDUCTIONS AND/OR CHARGES:		
Restricted Cash		(86,332)
Prepaid Expenses		(11,465)
Accounts Receivable		(5,128)
NET CAPITAL	$	2,848,541
AGGREGATE INDEBTEDNESS:		
Account payable, accrued expenses and deferred revenue	$	394,406
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	26,294
Excess net capital	$	2,822,247
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$	2,809,100
Percentage of aggregate indebtedness to net capital		14%

There are no material differences between the preceding computation and the Company's mostly recently filed unaudited Part II of Form X-17A-5 as of September 30, 2019.

See Report of Independent Registered Accounting Firm and Notes to Financial Statements.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

Schedule II

The Company does not qualify under any of the application exemptions but rather is deemed to be exempt under no exemptive provision, as stated in the FINRA membership agreement. The LLC has availed itself of this option as the LLC does not hold customer funds or securities. The LLC does not have customer accounts and its business activities are limited to mergers and acquisition advisory services.

MAZARS

Report of Independent Registered Public Accounting Firm

To the Management of
William Hood & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which William Hood & Company, LLC (the "Company"), identified that the Company did not fit into one of the identified exemptive provisions in C.F.R 240.15c3-3(k), however consistent with footnote 74 to SEC Release 37-70073, the Company may file an Exemption Report. The Company has no obligations under 17 C.F.R. 15c3-3, as its business activities were limited to identifying potential merger and acquisition opportunities for clients, and the Company did not hold customer funds or securities. The Company had no obligation under C.F.R. 240.15c3-3 for the period August 28, 2018 (date of approval) through September 30, 2019, and satisfied the above conditions, without exception. William Hood & Company, LLC's management is responsible for compliance with satisfying the above conditions related to the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about William Hood & Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mazars USA LLP

New York, NY
November 18, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

WILLIAM HOOD & COMPANY LLC
EXEMPTION REPORT

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To Whom It May Concern:

William Hood & Company LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a) For the period August 28, 2018 to September 30, 2019, the Company did not fit into one of the identified exemptive provisions in 17 C.F.R. §240.15c3-3(k). Consistent with Footnote 74 of the adopting release for the Rule 17a-5 amendments, the Company may file an Exemption Report. The Company has no obligations under 17 C.F.R. § 15c3-3 as its business activities were limited to identifying potential merger and acquisition opportunities for clients. Further, the Company did not hold customer funds or securities. The Company had no obligations under 17 C.F.R. § 240.15c3-3 for the period August 28, 2018 (date of approval) through September 30, 2019, and satisfied the above conditions without exception.

I, WILLIAM HOOD, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Authorized Signature: William Hood

Title: CEO
Date: November 18, 2019

William Hood & Company, LLC

Schedule of SIPC Assessment and Payments
For the Period August 28, 2018 (date of approval) through September 30, 2019

MAZARS

Report of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures

To the Management of
William Hood & Company, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by William Hood & Company, LLC ("Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the period August 28, 2018 (date of approval) through September 30, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period August 28, 2018 (date of approval) through September 30, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the period August 28, 2018 (date of approval) through September 30, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7 for the period August 28, 2018 (date of approval) through September 30, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Mazars USA LLP

New York, NY
November 18, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended September 30, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

William Hood & Company
555 Madison Avenue, 11th Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $8,943

B. Less payment made with SIPC-6 filed (exclude interest) (2,249)
04/15/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,694

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $6,694

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $6,844

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

William Hood & Company
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 13th day of November, 20 19.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning October 1, 2018 and ending September 30, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,086,158
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	124,000
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	124,000
2d. SIPC Net Operating Revenues	$5,962,158
2e. General Assessment @ .0015	$8,943
	(to page 1, line 2.A.)

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